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INDEPENDENT ACCOUNTANT'S REPORT

The Audit Committee

The PNC Financial Services Group, Inc.

We have examined management's assertion, included in the accompanying report titled Report of Management, the Midland Loan Services, Inc. (MLS), an indirectly wholly owned subsidiary of The PNC Financial Services Group, Inc., complied with its Servicing Policy based upon the minimum servicing standards as set forth in the accompanying management assertion as of and for the year ended December 31, 2002, dated February 19, 2003. Management is responsible for MLS's compliance with the Servicing Policy. Our responsibility is to express an opinion on management's assertion about MLS's compliance based on our examination.

Our examination was made in accordance with the standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about

MLS's compliance with the Servicing Policy and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on MLS's compliance with the Servicing Policy.

In our opinion, management's assertion that MLS complied with the aforementioned Servicing Policy as of and for the year ended December 31, 2002 is fairly stated, in all material respects.

Deloitte & Touche LLP

February 19, 2003

Deloitte

Touche

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